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Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(for the year ended December 31, in millions, except ratios)	2010	2009	2008	2007	2006
Income before income taxes	$4,306	$4,711	$3,716	$6,216	$5,725
Interest	388	382	370	346	324
Portion of rentals deemed to be interest	68	70	80	79	78

Income available for fixed charges	$4,762	$5,163	$4,166	$6,641	$6,127

Fixed charges:
Interest	$388	$382	$370	$346	$324
Portion of rentals deemed to be interest	68	70	80	79	78

Total fixed charges	456	452	450	425	402
Preferred stock dividend requirements	4	4	5	6	8

Total fixed charges and preferred stock dividend requirements	$460	$456	$455	$431	$410

Ratio of earnings to fixed charges	10.44	11.43	9.26	15.64	15.24

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	10.35	11.31	9.15	15.41	14.96

        The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.

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  Exhibit 12.1
THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES